Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 9 DATED SEPTEMBER 12, 2014

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”), as supplemented by Supplement No. 8, dated July 16, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide information regarding cash distributions declared and an increase in distribution rate

B.	To update the distribution disclosure

C.	To update the section of the Prospectus titled “Selected Financial Data”

A.	Declaration of Cash Distributions and an Increase in Distribution Rate

The following information should be read in conjunction with the disclosure contained in the “Prospectus Summary—Distributions” section beginning on page 15 of the Prospectus, the “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty funding our distributions with funds provided by cash flows from operating activities . . .” section beginning on page 29 of the Prospectus and the “Description of Capital Stock—Distributions” section beginning on page 134 of the Prospectus:

Our board of directors has authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the fourth quarter of 2014 at a quarterly rate of $0.1250 per share of common stock. This distribution rate represents an increase of $0.00625 per share, or 5.3%, compared to our quarterly cash distribution rate of $0.11875 per share for the third quarter of 2014. Cash distributions for the fourth quarter of 2014 will be aggregated and paid in cash or reinvested in shares of our common stock for those participating in our distribution reinvestment plan, on a date determined by us that is no later than January 15, 2015.

B.	Update to Distribution Disclosure

The following updates and replaces Section B of Supplement No. 8:

The following information should be read in conjunction with the disclosure contained in the “Prospectus Summary—Distributions” section beginning on page 15 of the Prospectus, the “Risk Factors—Risks Related to Investing in this Offering—We may have difficulty funding our distributions with funds provided by cash flows from operating activities . . .” section beginning on page 29 of the Prospectus and the “Description of Capital Stock—Distributions” section beginning on page 134 of the Prospectus:

Our board of directors authorized daily cash distributions at a quarterly rate of $0.1125 per share of common stock to all common stockholders of record as of the close of business on each day for the Initial Quarter (as defined below), the fourth quarter of 2013, and the first and second quarters of 2014. The Initial Quarter commenced on September 6, 2014, which is the day we met the minimum offering requirements, and ended on September 30, 2014. Cash distributions for the second quarter of 2014 were aggregated and paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan on July 15, 2014.

For the third quarter of 2014, our board of directors authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the third quarter of 2014 at a quarterly rate of $0.11875 per share of common stock. This distribution rate represented an increase of $0.00625 per share, or 5.6%, compared to our quarterly cash distribution rate of $0.1125 per share from September 6, 2013 through June 30, 2014. Cash distributions for the third quarter of 2014 will be aggregated and paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan, on a date determined by us that is no later than October 15, 2014.

For the fourth quarter of 2014, our board of directors has authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the fourth quarter of 2014 at a quarterly rate of $0.1250 per share of common stock. This distribution rate represents an increase of $0.00625 per share, or 5.3%, compared to our quarterly cash distribution rate of $0.11875 per share for the third quarter of 2014. Cash distributions for the fourth quarter of 2014 will be aggregated and paid in cash or reinvested in shares of our common stock for those electing to participate in our distribution reinvestment plan, on a date determined by us that is no later than January 15, 2015.

In addition to the cash distributions described above, our board of directors has authorized special daily stock dividends to all common stockholders of record as of the close of business on each day for the first, second and third quarters of 2014 in an amount equal to 0.000047945 of a share of common stock on each outstanding share of common stock (which is equal to a quarterly distribution rate of $0.04375 based on the $10.00 per share offering price). Our board of directors believes that the additional stock dividend is appropriate to compensate stockholders based on our current and prospective assets, liabilities and business opportunities during the first three quarters of 2014. The special stock dividends are issued and recorded in our stockholder records on or about the 1st business day of the calendar month immediately following the last day of the applicable calendar quarter.

We intend to accrue and make cash distributions on a quarterly basis. Quarterly cash distributions and stock dividends for each stockholder will be calculated for each day the stockholder has been a stockholder of record during such quarter. Cash distributions for stockholders participating in our distribution reinvestment plan will be reinvested into shares of our common stock. Cash distributions have been and may continue to be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include borrowings and net proceeds from primary shares sold in this offering, proceeds from the issuance of shares pursuant to our distribution reinvestment plan, cash resulting from a waiver or deferral of fees or expense reimbursements otherwise payable to the Advisor or its affiliates, cash resulting from the Advisor or its affiliates paying certain of our expenses, proceeds from the sales of assets, and interest income from our cash balances. For the six months ended June 30, 2014, 100% of our total cash distributions were funded from sources other than cash flows from operating activities, specifically 56% were funded with proceeds from financing activities, which consisted of debt financings, and 44% were funded with proceeds from the issuance of shares under our distribution reinvestment plan, or DRIP shares, as so elected by certain stockholders.

There can be no assurances that the current cash distribution rate will be maintained. In the near-term, we expect that we may need to continue to utilize cash flows from financing activities, as determined on a GAAP basis, and cash resulting from the expense support received from the Advisor to pay cash distributions, which if insufficient could negatively impact our ability to pay cash distributions. See “Prospectus Summary—Compensation to the Advisor and Affiliates—Expense Support Agreement Expense Support Agreement” and “Management Compensation—Expense Support Agreement” for further detail regarding the expense support and conditional reimbursement agreement among us, the Operating Partnership and the Advisor.

The following table outlines sources used to pay total cash distributions (which are paid in cash or reinvested in DRIP shares) for the periods indicated below:

	Source of Distributions
($ in thousands)	Provided by Operating Activities (1)		Proceeds from Financing Activities (2)		Proceeds from Issuance of DRIP Shares (3)		Total Distributions
2014
June 30	$—	—%	$300	54%	$258	46%	$558
March 31	—	—	73	66	38	34	111

Total	$—	—%	$373	56%	$296	44%	$669

2013
December 31	$—	—%	$29	91%	$3	9%	$32
September 30 (4)	—	—	7	100	—	—	7

Total	$—	—%	$36	92%	$3	8%	$39

(1)	For the quarters ended June 30, 2014, March 31, 2014 and December 31, 2013, the Advisor provided expense support of $870,000, $487,000 and $306,000, respectively.
(2)	For the quarters ended June 30, 2014 and March 31, 2014, all cash distributions provided by financing activities were funded from debt financings. For the Initial Quarter and the quarter ended December 31, 2013, all cash distributions provided by financing activities were funded through net proceeds from primary shares sold in the Offering.
(3)	Stockholders may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan.
(4)	The Initial Quarter commenced on September 6, 2013 and ended on September 30, 2013.

For the six months ended June 30, 2014 and for the year ended December 31, 2013, our cash flows used in operating activities was $826,000 and $338,000, respectively, as compared to our aggregate total distributions (which are paid in cash or reinvested in DRIP shares) declared of $669,000 and $39,000, respectively.

We believe that our Funds from Operations (“FFO”) loss of $1.5 million, or $1.68 per share, as compared to the aggregate total distributions (which are paid in cash or reinvested in DRIP shares) declared of $708,000, or $0.45 per share, each for the period from Inception (August 28, 2012) to June 30, 2014, are not indicative of future performance as we are in the acquisition phase of our life cycle. See Section C of this Supplement for details regarding our FFO.

C.	Update to the Section of the Prospectus Titled “Selected Financial Data”

The following new subsection is inserted before the subsection titled “Selected Financial Data—Net Tangible Book Value of Our Shares of Common Stock” beginning on page 125 of the Prospectus and updates Section J.2 of Supplement No. 8:

How We Measure Our Performance

We believe that FFO, Company-defined FFO, and MFFO, in addition to net loss and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net loss or to cash flows from operating activities as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO.  As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

Company-defined FFO.  Similar to FFO, Company-defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization, and also excludes non-recurring acquisition-related costs (including acquisition fees paid to the Advisor) and non-recurring organization costs, each of which are characterized as expenses in determining net loss under GAAP. Organization costs are excluded as they are paid in cash and relate to one-time costs paid in conjunction with the organization of the Company. The purchase of operating properties is a key strategic objective of our business plan focused on generating growth in operating income and cash flow in order to make distributions to investors. However, as the corresponding acquisition-related costs are paid in cash, all paid and accrued acquisition-related costs negatively impact our operating performance and cash flows from operating activities during the period in which properties are acquired. In addition, if we acquire a property after all offering proceeds from our public offerings have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless the Advisor determines to waive the payment or reimbursement of these acquisition-related costs, then such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. As such, Company-defined FFO may not be a complete indicator of our operating performance, especially during periods in which properties are being acquired, and may not be a useful measure of the long-term operating performance of our properties if we do not continue to operate our business plan as disclosed.

MFFO.  As defined by the Investment Program Association (“IPA”), MFFO is a non-GAAP supplemental financial performance measure used to evaluate our operating performance. Similar to FFO, MFFO excludes items such as real estate-related depreciation and amortization, but includes organization costs. Similar to Company-defined FFO, MFFO excludes acquisition-related costs. MFFO also excludes straight-line rent and amortization of above- and below-market leases. In addition, there are certain other MFFO adjustments as defined by the IPA that are not applicable to us and are not included in our presentation of MFFO.

We are currently in the acquisition phase of our life cycle. Management does not include historical acquisition-related expenses in its evaluation of future operating performance, as such costs are not expected to be incurred once our acquisition phase is complete. In addition, management does not include one-time organization costs as those costs are also not expected to be incurred now that we have commenced operations. We use Company-defined FFO and MFFO to, among other things: (i) evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) evaluate potential performance to determine liquidity event strategies. We believe Company-defined FFO and MFFO facilitate a comparison to other REITs that are not engaged in significant acquisition activity and have similar operating characteristics as us. We believe investors are best served if the information that is made available to them allows them to align their analyses and evaluation with the same performance metrics used by management in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net loss or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate Company-defined FFO and MFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry at which point we may adjust our calculation and characterization of Company-defined FFO and MFFO.

The following unaudited table presents a reconciliation of net loss to FFO, Company-defined FFO and MFFO:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Period From Inception (August 28, 2012) to June 30, 2014
(in thousands, except per share data)	2014	2013	2014	2013
Net loss	$(1,019)	$—	$(1,734)	$—	$(1,961)

Net loss per common share	$(0.21)	$—	$(0.58)	$—	$(2.16)

Reconciliation of net loss to FFO:
Net loss	$(1,019)	$—	$(1,734)	$—	$(1,961)
Add (deduct) NAREIT-defined adjustments:
Real estate-related depreciation and amortization	328	—	440	—	440

FFO	$(691)	$—	$(1,294)	$—	$(1,521)

FFO per common share	$(0.14)	$—	$(0.43)	$—	$(1.68)

Reconciliation of FFO to Company-defined FFO:
FFO	$(691)	$—	$(1,294)	$—	$(1,521)
Add (deduct) Company-defined adjustments:
Acquisition costs	1,249	—	1,947	—	2,010
Organization costs	—	—	17	—	93

Company-defined FFO	$558	$—	$670	$—	$582

Company-defined FFO per common share	$0.11	$—	$0.23	$—	$0.64

Reconciliation of Company-defined FFO to MFFO:
Company-defined FFO	$558	$—	$670	$—	$582
Add (deduct) MFFO adjustments:
Straight-line rent and amortization of above/below market leases	(55)	—	(97)	—	(97)
Organization costs	—	—	(17)	—	(93)

MFFO	$503	$—	$556	$—	$392

MFFO per common share	$0.10	$—	$0.19	$—	$0.43

Weighted-average shares outstanding	4,946	20	2,976	20	906

See Section B in this Supplement for details regarding our aggregated FFO loss since inception as compared to aggregate total distributions declared since inception.

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